Exhibit 10.10

112 Krog Street, Suite 10

Atlanta, GA 30307

June 11, 2014 - Revised

David Evans

Dear David:

I am very pleased to present you with Cardlytics’ (“Company”) offer to employ you as Senior Vice President, Corporate Development. Your target start date will be August 8, 2014. We are excited to bring you aboard and believe your leadership will contribute significantly to the success of our growing organization.

This position is exempt for purposes of the federal wage and hour laws, meaning that you will not be eligible for overtime compensation for hours worked in excess of 40 in a given workweek.

The following terms will serve as your compensation package, in accordance with the Company’s established policies:

•	Salary: $175,000 annually, to be paid in accordance with the Company’s normal payroll practices. The Company currently pays on a bi-weekly basis, which is 26 times per calendar year. When the Company implements a leadership bonus plan, you will be eligible to participate in this plan.

•	Sign On Bonus: In your first payroll, you will receive a sign on bonus of $15,615, subject to normal withholdings.

•	Stock Options: Participation in the Company’s stock option plan. Provided you commence employment, subject to the approval of the Company’s Board of Directors, you will be granted an option to purchase 130,000 shares of the Company stock at an exercise price determined by the Company’s Board of Directors on the date of grant. This option vests over a period of 48 months. No options will vest until the end of twelve months of employment by Cardlytics, at which time 25% of the total options shall vest and an additional l/48th of the total options shall vest on the corresponding day of each month thereafter. In the event the company is acquired or an entity assumes a majority ownership (a “Change of Control”) and you have vested less than 50% of your options, 50% of your total options will immediately vest. The remaining options will vest over a period of 24 months. Vesting, exercise rights, forfeiture of stock options and other terms and conditions are governed by the Plan and the applicable stock option agreement. You should consult your tax advisor about the tax implications of stock options.

•	Housing Stipend/Relocation Assistance: For a period of up 12 months after your Start Date and if your primary residence is not within 50 miles of the Company’s Atlanta headquarters you will be provided a monthly Housing Stipend of $1,750 per month. In addition, in the event you relocate your primary residence within 15 months of your start date to the Atlanta area, the Company will offer Relocation Assistance of up to $20,000. If you voluntarily leave the Company before twelve (12) months of continuous employment after payment of the Relocation Assistance, you are required to return the total amount of Relocation Assistance.

•	Benefits: Healthcare partially paid by employer with options for Medical, Vision and Dental coverage. Participation in a 401(k) Plan.

•	Paid Leave: Cardlytics fosters a progressive environment where employees have the flexibility to get their work accomplished within the concept of full time employment. The Company expects employees will work the hours necessary to satisfactorily perform their jobs, and recognizes the round the clock nature of their responsibilities. Cardlytics leaves it to the employees’ discretion on how to best manage his/her time, including scheduling time away from the office. As a result, Cardlytics employees do not accrue vacation pay or other paid time off. It’s up to the employee and their manager to make certain that a fair and reasonable amount of work is being provided in exchange for the compensation received. It also is important that employees meet work related deadlines and other time commitments of the job. Advance notice of time off from work, whenever possible, is encouraged. On average, employees take approximately three weeks of paid leave, including sick time, company holidays, and vacations.

The Company’s policies and plan documents govern benefits provided to employees and should be consulted for the details of the plan. The benefits described in this letter are provided for informational purposes only. At the Company’s discretion, policy, pay and benefits may be changed at any time, and this letter does not establish any vested rights in pay or benefits.

Your employment relationship with the Company is at-will, meaning that your employment with the Company will continue until the employment relationship is terminated by the Company or You. You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment, or discipline, transfer, or demote you at any time with or without cause or advance notice, as long as not otherwise prohibited by law. This at-will employment relationship between the Company and You cannot be changed except in writing signed by the CEO of the Company. Nothing contained in this offer of employment shall be construed as guaranteeing employment for a specific period of time or for future employment.

It is the Company’s policy not to infringe upon the proprietary information, trade secrets, or confidential information of third parties. In addition, it is the Company’s policy not to interfere with third parties’ contractual or business relations. Therefore, I am also confirming that you have represented and warranted that you are not subject to any agreement that would prevent you from performing your duties for the Company, and that you are not subject to or in breach of any non-disclosure agreement, including any agreement concerning trade secrets or confidential information owned by any other party. Please notify Lynne Laube or Scott Grimes if you are subject to a confidentiality, non-compete, or non-solicitation agreement that may restrict your activities at the Company. Finally, I write to confirm that, during your employment with the Company, you will not use, disclose, or reverse engineer (i) any confidential information or trade secrets of any former employer or third party, or (ii) any works of authorship developed in whole or in part by you during any former employment or for any other party, unless authorized in writing by the former employer or third party.

Your employment/continued employment at Cardlytics is contingent upon successful completion of relevant background screening. Cardlytics reserves the right to amend your target start date in the event the screening results are delayed for any reason.

If you have any questions concerning this offer, please do not hesitate to contact me.

Upon acceptance of this offer letter, please returned a signed copy to me. Thanks again, and we look forward to welcoming you aboard.

Sincerely,

Jim Morgan

Chief Financial Officer

Accepted:

/s/ Jim Morgan

Cardlytics, Inc.

David Evans - Sign on Estimates

$175,000	Base Salary
2080	hours per year
8	hours per day
12	months per year
21.66666667	days per month
$14,583	Monthly Rate
18	days worked
83.1%	% of Month
$12,115.38	Due for Days
$3,500.00	July/Aug Housing Stipend
$15,615.38	Total Due

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